Filed by DryShips Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OceanFreight Inc.
Commission File No. of OceanFreight Inc.: 001-33416
THE FOLLOWING ARE MATERIALS THAT WILL BE USED IN A PRESENTATION
HELD ON JULY 26, 2011 FOR INVESTORS.

DryShips Inc. Acquisition of OceanFreight Investor Presentation - July 26, 2011 NASDAQ: "DRYS"

Page 2 Forward Looking Statements Matters discussed in this presentation may constitute forward-looking statements. Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, failure to close the proposed acquisition of OceanFreight Inc., general market conditions including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. and OceanFreight Inc. with the US Securities and Exchange Commission.

Page 3 Important Information In connection with the proposed transaction, Ocean Rig UDW Inc. will file a registration statement with the Securities and Exchange Commission pursuant to which the Ocean Rig shares to be paid by DryShips, Inc. as merger consideration in the proposed acquisition by DryShips of OceanFreight, Inc. will be registered. Investors are urged to read the registration statement (including all amendments and supplements to it) because it will contain important information regarding the Ocean Rig shares and the transaction. Investors may obtain free copies of the registration statement when it becomes available, as well as other filings containing information about DryShips, Ocean Rig and OceanFreight, without charge, at the SEC's web site (www.sec.gov).

Page 4 Acquisition Highlights DryShips announces agreement to acquire OceanFreight for a total acquisition value of approximately $239 million Consideration of $19.85 per share comprised of $11.25 per share in cash plus 0.52326 shares of Ocean Rig per OceanFreight share Debt of approximately $143 million assumed by DryShips Acquisition of high-quality, modern drybulk vessels with attractive long-term charters Four capesize and two panamax vessels with a weighted average age of six years and aggregating 850,622 deadweight tons (DWT) Five 206,000 DWT VLOC newbuild vessels delivered in 2012 and 2013

Page 5 Transaction Rationale Unique opportunity to acquire a high-quality, modern fleet at or near the bottom of the cycle with downside protection through long-term charters Consistent with DryShips' fleet modernization strategy Creates the largest public owner of capesize drybulk vessels Purchase price of $19.85 represents a slight premium to OceanFreight charter free net asset value Minimal use of DryShips' liquidity with existing, highly attractive OceanFreight credit facilities remaining in place Modest acquisition multiple at low point in the cycle 2012E EV/EBITDA multiple: 7.4x Significant synergies through elimination of substantially all OceanFreight G&A expenses 2012E EV/EBITDA multiple: 5.9x with synergies

Page 6 Acquisition of OceanFreight 50% cash and 50% Ocean Rig shares transaction Allows DryShips to use higher value Ocean Rig shares as consideration Ocean Rig shares valued at $21.50 per share for purposes of calculating the exchange ratio Same consideration paid to all shareholders Merger agreement approved by each of DryShips' and OceanFreight's boards of directors Negotiated and approved by DryShips' audit committee and OceanFreight's special committee Both committees comprised solely of independent directors Subject to OceanFreight shareholder approval Founder of OceanFreight has entered into a sale and purchase agreement with DryShips to sell his ownership position (50.5%) Closing of Founder shares expected in four weeks Dryships committed to voting Founder shares in favor of the merger Transaction with public shareholders expected to close fourth quarter of 2011

OceanFreight Ownership

Current



Public / Others
Entities Controlled By Anthony Kandylidis
49.5%
50.5%
OceanFreight Inc.

Entities Controlled by Anthony Kandylidis

Holder	Shares	% O/S
Haywood	1,782,855	30.0%
Basset Holdings	866,666	14.6%
Steel Wheel Investments	351,333	5.9%
Entities Controlled by Anthony Kandylidis	**3,000,853**	**50.5%**

Post Transaction



Step 1: Acquire Kandylidis Shares
Public / Others
DryShips Inc.
49.5%
50.5%
OceanFreight Inc.
Step 2: Close Merger (1)
DryShips Inc.
100%
OceanFreight Inc.

(1) The acquisition of the remaining 49.5% of outstanding shares of OceanFreight will be accomplished through a merger of a wholly owned subsidiary, Pelican Stockholdings Inc., of DryShips with OceanFreight

DryShips Inc.

Page 7

Page 8 Pro Forma DryShips Drybulk Fleet DryShips Drybulk Fleet Pro Forma DryShips Drybulk Fleet Note: As of July 26, 2011 Note: Includes newbuildings

Pro Forma DryShips Drybulk Tankers 9 units 2 UDW drilling rigs 2 UDW drillships 5 UDW drillships under construction Management in-house Strong operational track record 48 vessels 11 capesize 26 panamax 2 handymax 9 newbuildings Average age ~5.8 yrs Total DWT: 5.4 Mt 12 vessels: 5 suezmax N/Bs-1 in water 4 aframax N/Bs-2 in water Deliveries: 2 in 2011, 4 in 2012, 3 in 2013 Employment in the Heidmar Pools Total DWT: 1.6 Mt Page 9 100.0% owned 100.0% owned Ownership Reduced from 78.3% to 75.9 Note: As of July 26, 2011

Creates An Industry Leading Capesize Owner Page 10 Owned Capesize Vessels Total Owned Drybulk DWT (in millions) 48 = # of Owned Vessels Source: Company websites Note: Includes newbuilds, DRYS fleet as of June 26, 2011 48 53 28 25 16

High-Quality OceanFreight Fleet Page 11 Vessels On-The-Water Newbuilds (1) Charter includes 50/50 profit sharing over the indicated base rates up to $40,000 (2) Charter includes 50/50 profit sharing over the indicated base rates up to $38,000

Acquisition is Consistent with DryShips Fleet Strategy Page 12 Recent Vessels Sold Since Jan. 2010 OCNF Vessels Acquired Recent vessel sales and the acquisition of the OCNF fleet has lowered the average vessel age of our drybulk fleet to 5.8 years and increased our future time charter coverage

OceanFreight Employment Status Page 13 Charter Coverage (1) (1) Assumes latest redelivery date and no options exercised SPOT SPOT

Pro Forma DryShips Drybulk Employment Status Page 14 Status Quo - % Charter Coverage Pro Forma - % Charter Coverage Acquisition increases the number of days covered by time charters significantly in 2012 and 2013

Attractive Credit Facility Rolls Over Page 15 Key Terms Required Debt Amortization Tranche A Debt outstanding: $94.6 million Interest Rate: LIBOR + 2.50% Debt amortization: Semi-annual instalments of $8.1 million Maturity: 2015 Tranche B Debt outstanding: $48.2 million Interest Rate: LIBOR + 2.50% Debt amortization: Semi-annual instalments of $5.1 million Maturity: 2015 Received Change of Control covenant waiver from lenders

Three of Five Newbuild VLOCs Financed Page 16 Remaining 2012 Delivery Capex Remaining 2013 Delivery Capex Key Terms for 2012 Deliveries Completing final documentation on the $122.6 million credit facility with China Development Bank Corporation Represents 60% of contracted purchase price Interest Rate: LIBOR + 3.25% Amortization: 12 year profile Unfunded capex obligation is modest 2011 2012 2012 2013 Note: $ in millions

Page 17 Modest Acquisition Multiple TEV / 2012E EBITDA Price / Charter Free NAV Source: FactSet, Wall Street research, company filings as of July 25, 2011 Average: 6.6x Average: 0.7x

Expected Timetable Page 18 Expected Date Milestone July 26 Announcement 4 Weeks from Signing Acquisition of founders OCNF share (50.5%) Late August File Registration Statement Fourth Quarter OceanFreight Shareholder Meeting Fourth Quarter Close Transaction DryShips aims to close the transaction within the next three - four months